Exhibit N

March 12, 2004

Board of Directors
CB Bancshares, Inc.
201 Merchant Street
Honolulu, Hawaii 96813

Dear Board of Directors:

We believe that a combination of Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”) is a compelling transaction for the shareholders, customers and other constituencies of both banks.  As we have previously expressed, we regret that our initial offer led to a contentious public process.  However, because we believe so firmly that the consummation of a transaction between our two companies would yield significant benefits for so many constituencies, we have continued to pursue our proposal.

While we believe that our previous offer was fair and appropriate at the time we made it in light of CBBI’s then historical financial statements, the trading price of CBBI’s common stock and the substantial premium we offered, we acknowledge that your performance over the last year has substantially improved.  We are, therefore, prepared to increase our offer to $22.27 and 2.4 shares of CPF common stock for each CBBI share, which represents an offer of $87.26 and a 27% premium based on the closing prices of CPF and CBBI common stock on March 12, 2004.  Further, we believe your current stock price already reflects a premium associated with our merger proposal.  We believe our offer represents a compelling premium for your shareholders and reflects a full and generous valuation based on CBBI’s performance and prospects.

We are committed to addressing concerns that you have about the proposed merger.  We are very gratified that both the Federal Reserve Board and the Hawaii Commissioner of Financial Institutions have now approved our applications and the Department of Justice has confirmed that a combination would not have a significantly adverse effect on competition.  The conclusions of these independent bodies support our conclusions with respect to the benefits underlying the merger, and should allay many of the concerns you have expressed.

We would welcome discussion of social issues you believe need to be addressed so that this transaction can move forward, and our determination not to propose a slate of directors for election to your board demonstrates our desire to see this transaction proceed on a friendly basis.  As you know, in response to concerns about employee job loss, we have already committed not to lay off employees solely as a result of the merger, and we have determined that a new branch will be opened in a new area for every duplicative branch that may be closed.  We believe that these commitments, together with the regulatory approvals received, demonstrate that this merger would be good for Hawaii.

We anticipate the terms of the merger would be set forth in detail in a definitive merger agreement, which would contain representations, warranties and conditions customary for a transaction of this type.  Such conditions would include, but not be limited to, receipt of all necessary shareholder and corporate approvals and any additional regulatory approvals, and the absence of any material adverse changes.  The terms and conditions of this proposal and our willingness to enter into a definitive merger agreement are also subject to the completion of due diligence.

We are committed to keeping our offer open until April 15, 2004.  As you know, we are required to publicly disclose this new offer.  We hope that our compelling offer will lead you to conclude that we should begin negotiations to see if agreement can be reached.  We believe your financial advisors will also agree that our offer is fair from a financial point of view. We look forward to hearing from you, and hope that we can move forward together to create a stronger, local bank that builds on the strong foundation of both our institutions in serving Hawaii.

Sincerely,

/s/ Clint Arnoldus

Clint Arnoldus
Chairman, President
and Chief Executive Officer